Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 11, 2024

The undersigned shareholder of Golden Sun Health Technology Group Limited, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated March 21, 2024, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on April 11, 2023, at 10:00 a.m., Eastern Time, at 8th Floor, Administration Building, 390 East Tiyuhui road, Hongkou District, Shanghai, China, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/GSUN2024, and to vote all Class A Ordinary Shares and Class B Ordinary Shares of the Company. Each Class B Ordinary Share shall entitle the holder thereof to five (5) votes on all matters subject to vote at the Meeting, and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the Meeting. which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below or in the discretion of the proxy if no direction is made and, (ii) in the discretion of the proxy, upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith. Capitalized terms not otherwise defined here shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If the chairman of the meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposal:

1.	Effective on April 18, 2024:

a.	the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated and divided by consolidating:

I.	every ten (10) Class A Ordinary Shares with a par value of US$0.0005 each into one (1) Class A Ordinary Share with a par value of US$0.005 each; and

II.	every ten (10) Class B Ordinary Shares with a par value of US$0.0005 each into one (1) Class B Ordinary Share with a par value of US$0.005 each,

with such consolidated shares having the same rights and being subject to the same restrictions (save as to par value) as the existing shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

b.	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$50,000 divided into 90,000,000 Class A Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares with a par value of US$0.0005 each to US$50,000 divided into 9,000,000 Class A Ordinary Shares with a par value of US$0.005 each and 1,000,000 Class B Ordinary Shares with a par value of US$0.005 each; and

c.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

If voting by mail, this proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

DETACH PROXY CARD HERE

Mark, sign, date and return this proxy card promptly
using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

			FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	It is hereby resolved, as ordinary resolution, that:		☐	☐	☐
Effective on April 18, 2024:
	a.	the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated and divided by consolidating:
I. every ten (10) Class A Ordinary Shares with a par value of US$0.0005 each into one (1) Class A Ordinary Share with a par value of US$0.005 each; and
II. every ten (10) Class B Ordinary Shares with a par value of US$0.0005 each into one (1) Class B Ordinary Share with a par value of US$0.005 each, with such consolidated shares having the same rights and being subject to the same restrictions (save as to par value) as the existing shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);
	b.	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$50,000 divided into 90,000,000 Class A Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares with a par value of US$0.0005 each to US$50,000 divided into 9,000,000 Class A Ordinary Shares with a par value of US$0.005 each and 1,000,000 Class B Ordinary Shares with a par value of US$0.005 each; and
	c.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.

If voting by mail, the duly completed and signed form of this proxy card must be received on or before 11:59 p.m. Eastern Time, April 10, 2024, or any adjournment of the Meeting, to be valid.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Share Owner signs here	Joint-Owner signs here
Date:	Date: